Exhibit 99.1
Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com
Press Release
For immediate release
Æterna Zentaris to Raise US$5.5 Million from Institutional
Investors at US$1.20 Per Share
Quebec City, Canada, October 19, 2009 — Æterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”), a global biopharmaceutical company focused on endocrine therapy and oncology, announced today that it has received commitments to purchase US$5.5 million of units comprised of common shares and common share purchase warrants in a registered direct offering. Under the terms of a Securities Purchase Agreement, the Company will sell to such institutional investors an aggregate of approximately 4.58 million common shares of its capital at a price of US$1.20 per share and issue warrants to acquire an aggregate of approximately 1.83 million common shares at an exercise price of US$1.25 per share.
The warrants to purchase additional common shares of Æterna Zentaris will be immediately exercisable upon issuance and will expire five years after issuance. All of the common shares and warrants were offered pursuant to an effective shelf registration statement. Proceeds from the transaction will be used for general corporate purposes, including clinical development of our leading compounds. The offering is expected to be consummated no later than October 22, 2009, subject to customary closing conditions.
In connection with the offering, the Company will file a prospectus supplement to its existing base shelf prospectus with the Canadian securities regulatory authorities and with the Securities and Exchange Commission. Copies of the prospectus supplement and accompanying prospectus may be obtained directly from the Company or by contacting Æterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering is being made by means of a prospectus supplement to the Company’s existing base prospectus that is part of its shelf registration statement previously filed with and declared effective by the Securities and Exchange Commission.

About Æterna Zentaris Inc.
Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.
Investor Relations
Ginette Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com
Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

2